Exhibit 12

The Marcus Corporation

Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended
	5/28/2015	5/29/2014	5/30/2013	5/31/2012	5/26/2011
Earnings:
Earnings before income taxes	$39,320	$37,709	$34,681	$37,439	$21,813

Add (Less): loss (earnings) attributable to noncontrolling interests	353	4,102	(5,825)	-	-
Add (Less): Equity losses (earnings) from unconsolidated joint ventures, net	186	250	450	200	(545)
Add: Fixed charges (below)	13,676	14,378	13,864	13,753	14,736
Add: Amortization of capitalized interest	42	36	34	32	31
Add: Distributions from unconsolidated joint ventures	166	120	120	254	-
Less: Capitalized interest	(194)	(256)	(75)	(75)	(90)
Total Earnings	$53,549	$56,339	$43,249	$51,603	$35,945

Fixed Charges:
Interest expensed	$9,477	$10,060	$9,309	$9,272	$10,362
Interest capitalized	194	256	75	75	90
Amortized debt issuance costs	449	491	348	245	231
Estimate of interest within rental expense	3,556	3,571	4,132	4,161	4,053
Total Fixed Charges	$13,676	$14,378	$13,864	$13,753	$14,736

Ratio of Earnings to Fixed Charges (unaudited)	3.92	3.92	3.12	3.75	2.44